1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

December 21, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 850 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me during a recent telephonic discussion on December 6, 2021 with respect to your review of Post-Effective Amendment No. 850 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2021. Post-Effective Amendment No. 850 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of incorporating disclosure related to (1) changes to the principal investment strategy of the Goldman Sachs U.S. Equity ESG Fund regarding the Fund’s use of environmental, social and governance (“ESG”) criteria, as well as certain related principal risks, which could be construed as material and have not been reviewed by the Staff previously, and (2) the change in sub-classification under the 1940 Act of the Goldman Sachs Strategic Growth Fund from “diversified” to “non-diversified” and removal of the related fundamental investment restriction. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: In the third paragraph of the “Goldman Sachs U.S. Equity ESG Fund –Summary – Principal Strategy” section, the Fund states that “[i]n determining whether a company is directly engaged in, and/or derives significant revenue from, the industries or product lines listed above, the Fund will use revenue thresholds for certain industries or product lines (e.g., companies that derive more than 5% of revenue from tobacco) and categorical exclusions for other industries or product lines (e.g., companies that derive any revenue from controversial weapons) and apply such thresholds and exclusions to data provided by one or more third-party vendor(s).” Please disclose these revenue thresholds for each industry and product line or disclose the maximum threshold across all industries and product lines.

Response: The Fund generally expects to use revenue thresholds of 5% or lower for certain industries or product lines and categorical exclusions (i.e., any revenue) for remaining industries or product lines. The Fund has revised its registration statement to address this comment. The added disclosure is provided below.

In determining whether a company is directly engaged in, and/or derives significant revenue from, the industries or product lines listed above, the Fund will use revenue thresholds for certain industries or product lines (e.g., companies that derive more than 5% of revenue from tobacco) and categorical exclusions for other industries or product lines (e.g., companies that derive any revenue from controversial weapons) and apply such thresholds and exclusions to data provided by one or more third-party vendor(s). Generally, the highest revenue threshold used will be 5%.

2.

Comment: In the third paragraph of the “Goldman Sachs U.S. Equity ESG Fund –Summary – Principal Strategy” section, the Fund indicates that it will use data provided by one or more third-party vendor(s) as part of its investment process when applying the aforementioned revenue thresholds. Please identify the primary third-party vendor that the Fund intends to use for this purpose. Please also summarize the criteria and methodology used by a third-party vendor to determine the industries and product lines in which a company is engaged or from which a company derives revenue and the amount of any such revenue.

Response: The Fund utilizes data provided by a variety of third-party vendors as part of its overall investment processes (including for purposes of the ESG criteria) and periodically reviews and assesses such vendors. GSAM, and not any third-party vendor, applies the Fund’s ESG criteria to each investment. The Registrant believes that the identity of its third-party data vendors, including vendors that provide ESG-related data as well as vendors that provide other market data, is not material to shareholders. Moreover, GSAM, in its discretion, may change vendors for a variety of reasons (e.g., another vendor provides a wider range of ESG-related data). For these reasons, the Registrant respectfully declines to identify any third-party vendor. Third-party vendors generally determine the industries and product lines in which a company is engaged or from which a company derives revenue and the amount of any such revenue based on publicly available information and/or through direct engagement/communications with the company.

3.

Comment: Please supplementally indicate whether GSAM conducts ongoing due diligence regarding whether an issuer continues to satisfy the ESG criteria set forth by the Fund after the Fund invests in the issuer. If so, please add corresponding disclosure to the registration statement.

Response: The Fund’s 80% investment policy is measured at the time of purchase (consistent with Rule 35d-1). GSAM may periodically review portfolio holdings against the Fund’s ESG criteria. The Registrant respectfully declines to make any changes in response to this comment.

4.

Comment: In the fourth paragraph of the “Goldman Sachs U.S. Equity ESG Fund –Summary – Principal Strategy” section, the Fund states that “[i]nstances in which the supplemental analysis may not be completed prior to investment include but are not limited to initial public offerings (“IPOs”), in-kind transfers, corporate actions, and/or certain short-term holdings.” Please supplementally explain what will happen if the analysis determines an investment to no longer be favorable.

Response: If GSAM determines that an investment is no longer favorable according to its fundamental analysis, including but not limited to the supplemental ESG analysis, it will act in accordance with its fiduciary duty, and may determine to sell the investment.

5.

Comment: With respect to “ESG Standards Risk” under the “Goldman Sachs U.S. Equity ESG Fund – Summary – Principal Risks of the Funds” section, please consider adding any related principal risks to the Fund’s use of third-party data providers. The Staff notes that the criteria used by such providers may differ significantly.

Response: In the “Risks of the Funds” section, the Fund appropriately discloses the principal risks related to the Fund’s use of third-party data provider. However, to address the Staff’s comment, the Fund has incorporated this comment into the “Goldman Sachs U.S. Equity ESG Fund – Summary – Principal Risks of the Funds” section of its registration statement. The added disclosure is provided below.

ESG Standards Risk. The Fund’s adherence to its ESG criteria and the application of the Investment Adviser’s supplemental ESG analysis when selecting investments generally will affect the Fund’s exposure to certain companies, sectors, regions, and countries and may affect the Fund’s performance depending on whether such investments are in or out of favor. For example, the Fund generally will not seek to invest in companies that the Investment Adviser believes have adverse social or environmental impacts (e.g., alcohol, tobacco, gambling, adult entertainment, oil and gas, coal or weapons companies). Adhering to the ESG criteria and applying the Investment Adviser’s supplemental ESG analysis may also affect the Fund’s performance relative to similar funds that do not adhere to such criteria or apply such analysis. When assessing whether an issuer meets the Fund’s ESG criteria and conducting an ESG analysis of an issuer, the Investment Adviser generally will rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. ESG information from third-party data providers may be incomplete, inaccurate or unavailable and may vary significantly from one third-party data provider to another, which may adversely impact the investment process. Certain investments may be dependent on U.S. and foreign government policies, including tax incentives and subsidies, which may change without notice. The Fund’s ESG criteria and the application of the supplemental ESG analysis may be changed without shareholder approval.

6.

Comment: With respect to the “Investment Management Approach – Principal Investment Strategies – U.S. Equity ESG Fund” section, please add principal investment strategy disclosure as appropriate regarding Special Purpose Acquisition Companies (“SPACs”) and please supplementally provide this disclosure to the Staff in correspondence.

Response: The Fund has added the following disclosure to its “Investment Management Approach – Principal Investment Strategies” section:

The Fund may also invest in stock, warrants, and other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities.

The Registrant will add similar disclosure to the “Investment Management Approach – Principal Investment Strategies” section for the other Funds included in the Prospectuses.

7.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across all prospectuses for the Fund.

Response: The Fund has incorporated this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP